Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-258748

Prospectus Supplement No. 3

(To Prospectus dated September 3, 2021)

Evolv Technologies Holdings, Inc.

This prospectus supplement updates, amends and supplements the prospectus dated September 3, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-258748). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2022, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Class A common stock is quoted on The Nasdaq Stock Market, or NASDAQ, under the symbol “EVLV” and our warrants are quoted on the NASDAQ under the symbol “EVLVW.” On January 28, 2022, as reported on the NASDAQ, the closing sale price of our Class A common stock was $2.97 and the closing sale price of our warrants was $0.38.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Risk Factors” beginning on page 3 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 28, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 28, 2022

Evolv Technologies Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39417	84-4473840
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Totten Pond Road, 4th Floor Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

(781) 374-8100

Registrant’s telephone number, including area code

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	EVLV	The Nasdaq Stock Market
Warrants to purchase one share of Class A common stock	EVLVW	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Director

On January 28, 2022, Mahesh Saptharishi, previously designated to serve on the Board of Directors (the “Board”) of Evolv Technologies Holdings, Inc. (the “Company”) pursuant to that certain Stockholder Agreement (the “Stockholder Agreement”) between NewHold Investment Corp. and Motorola Solutions, Inc. (“Motorola”), stepped down from the Board effective immediately and consistent with the terms of the Stockholder Agreement. As previously disclosed by the Company, Motorola’s right to a director designee on the Board under the Stockholder Agreement will continue until the expiration or termination of that certain Distributor Agreement, dated December 23, 2020, as amended and restated from time to time (the “Distributor Agreement”), by and between the Company and Motorola, pursuant to which the Company and Motorola agreed to integrate certain mutually agreed features and functionality, with certain Company products.

Appointment of Director

On January 28, 2022, the Board, upon the recommendation of the Nominating and Corporate Governance Committee, and pursuant to the Stockholder Agreement, appointed John Kedzierski, as a designee of Motorola, to serve as a Class III director of the Board for a term ending at the 2024 annual meeting of stockholders of the Company, effective January 28, 2022. In approving the appointment, the Board concluded that Ms. Kedzierski satisfies the independence requirements of the Nasdaq Stock Market and the Company’s Corporate Governance Guidelines.

John Kedzierski, 43, is currently Senior Vice President and General Manager of Video Security and Access Control at Motorola, since July 2019.  He is responsible for product management, research and development, and sales for the Video Security and Access Control business. Immediately prior to leading the Video Security and Access Control business, Mr. Kedzierski was Corporate Vice President of Systems and Infrastructure products from October 2017 to July 2019.  From September 2015 to October 2017, Mr. Kedzierski was Corporate Vice President and General Manager of North America Services and Commercial Markets. He holds a Bachelor of Science degree in Computer Engineering from the University of Illinois at Urbana-Champaign, and a Masters of Business Administration from Northwestern University’s Kellogg School of Management.

Mr. Kedzierski will not receive compensation from the Company in connection with his position on the Board. Mr. Kedzierski is expected to enter into the Company’s standard form of indemnification agreement with the Company. Other than the Distributor Agreement and the designation provisions of the Stockholder Agreement, (i) there are no arrangements or understandings between Mr. Kedzierski and any other person pursuant to which he was selected as a director, (ii) there are no family relationships between Mr. Kedzierski and any director or executive officer of the Company, and (iii) he does not have any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evolv Technologies Holdings, Inc.

Date: January 28, 2022	By:	/s/ Peter George
	Name:	Peter George
	Title:	Chief Executive Officer